

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
5th Floor, Distrii Center, Silver Court
No. 218 Xizang South Road, Huangpu District, Shanghai 200021
People's Republic of China

> **Re: AgiiPlus Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 22, 2023**
> **File No. 333-267461**

Dear Jing Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 filed March 22, 2023

Part II
Item 7. Recent Sales of Unregistered Securities, page II-1

1. Please revise to provide all of the information required by Item 701 of Regulation S-K for the 3,215,100 shares of the company sold to individual and institutional investors from September 2022 to March 2023. Additionally, if applicable, please revise to provide all of the information required by Item 701 of Regulation S-K for the convertible promissory notes issued to Kinfolk Investments Holding Pte Ltd., King Inspiration Limited, and City Connected Communities Pte. Ltd., respectively. In this regard, we note that it appears the notes mature more than one year from the date of issuance. Refer to the Instructions to Item 701 of Regulation S-K.

General

2.     We note your registration statement is an initial public offering and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements outlined in paragraph A(4) of Item 8 of Form 20-F or revise accordingly to either update your audited financial statements or include the relevant representation as allowed under Step 2 within Instructions to Item 8.A.4 of Form 20-F, as an exhibit to the registration statement.

    You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Guillaume de Sampigny